Attn: Lyn Shenk, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Standard Parking Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010 File No. 000-50796
Dear Ms. Shenk:
On behalf of Standard Parking Corporation, a Delaware corporation (the “Company”), and in connection with your review of the above referenced filings, we submitted in writing on January 12, 2011 our response to the Staff’s comments on our Form 10-K for the year ended December 31, 2009, Form 10-Q for the fiscal quarter ended September 30, 2010, and Definitive Proxy Statement on Schedule 14A filed April 5, 2010.
On February 22, 2011, we received phone calls from your colleague Jeffrey Sears of the Division of Corporate Finance following up on our response to SEC Comment #1, which is set forth below. This letter memorializes our conversation with Mr. Sears and our response to him.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1A. Risk Factors
SEC comment #1 — Our business would be harmed if fewer clients obtain liability insurance through us, page 17
1.	We note your disclosure that your business would be harmed if fewer clients obtain liability insurance coverage through you. Please revise this disclosure to quantify the potential effect this could have on your results of operations.
After thorough analysis of the facts and circumstances related to this risk factor, we have determined that any such risk posed to the Company is now remote and/or immaterial. Accordingly, the Company will not include this risk factor in its Form 10-K for the Fiscal Year Ended December 31, 2010.
In connection with this response, the Company hereby acknowledges that:
(i) we are responsible for the adequacy and accuracy of the disclosure in our filings;
(ii) staff comments or changes to disclosure in response to staff comments in our filing do not foreclose the Commission from taking any action with respect to the filing; and
(iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STANDARD PARKING CORPORATION

Dated: February 22, 2011	By: /s/ G. MARC BAUMANN
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)

Dated: February 22, 2011	By: /s/ DANIEL R. MEYER
Senior Vice President,
Corporate Controller and Assistant Treasurer
(Principal Accounting Officer and
Duly Authorized Officer)